Exhibit 5.1


MedQuist Inc. - 2001 Fourth Quarter Conference Call:

         Good morning everyone. I would like to take this opportunity to thank you for participating in our conference call. My name is David Cohen and I am the Chairman and Chief Executive Officer of the Company. Also on the call today are John Donohoe, our President and Chief Operating Officer, Brian Kearns, our Chief Financial Officer, and John Suender, our General Counsel.

         I first would like to make a brief opening statement and then open the call to your questions and comments.

         By now everyone should have received a copy of our earnings release or have had the opportunity to review the information distributed by the wire services.

         As indicated in our press release, MedQuist generated solid results during the fourth quarter of 2001, despite the additional technology development expense associated with our acquisition of Speech Machines and the reorganization efforts required for our integration of Lernout & Hauspie's medical transcription division. MedQuist still managed to leverage 22% year over year revenue growth into 26% operating income growth in the fourth quarter as a result of margin expansion from disciplined business practices and our "back to basics" initiatives.

         MedQuist remains an extremely strong company, with a blue chip client base, high recurring revenue, strong earnings and consistent cash flow. Management is enthusiastic about leveraging recent acquisitions and technology enhancements into profitable growth in medical information management services.

         Since the beginning of the year, MedQuist has acquired the capability to provide digital dictation systems to our customers with DVI, enhanced our reimbursement coding service offering and secured a technology solution for MedQuist's digital transcription platform with Speech Machines. We have also improved our medical transcription service offering through the July acquisition of Your Office Genie and most recently with our November acquisition of Lernout & Hauspie's medical transcription business. MedQuist continues to effectively deliver on our strategic plan, which is positioning our company for profitable growth well into the future.

         Although L&H's transcription business currently has very low profit margins, which did adversely impact our profit margins in the fourth quarter, we have a plan in place to increase operating margins to be more in line with MedQuist's over the next 18-24 months. As many of you recall, that is exactly what we did when we acquired MRC in the fall of 1998 with a pretax margin of under 6%. Within two years we brought that business up to MedQuist's pretax margin level in the upper teens. We believe that our current management team has the necessary experience and discipline to do the same thing with the L&H transcription business.

         Most recently, MedQuist acquired a small medical transcription operation in Canada. In fact, I am currently speaking to you from New York City, on the heals of the World Economic Forum, where I have been invited to a luncheon for Michael Harris, Premier of Ontario. We plan to discuss our efforts to enhance the clinical information capture and management in the Canadian health care system. This is more than just a symbolic move for MedQuist, and it should be viewed as confirmation that we are beginning to execute our long-term strategy of entering new markets with the goal of duplicating the successful business model we have enjoyed in the US.

         As a result of this and all other favorable strategic developments over the past year, Management remains comfortable with our prior guidance of 15% year over year earnings growth.

         In conclusion, we believe the fourth quarter and full-year 2001 financial performance demonstrates that MedQuist continues to make progress on our long-term strategy for growth. Development of our new platform is on schedule and we have begun our first beta test for our automated coding process. MedQuist will continue to move forward in our strategic transition to a full service medical information management company, which we believe will result in profitable growth and increased shareholder value in future years.

         At this time I would like to turn it over to Brian Kearns for a review of our financial results.

         Thank you David and good morning everyone.

         For the fourth quarter:

         MedQuist generated revenue of $109.5 million and EBITDA of $25.0 million or 22.9% of revenue. Pro forma net income was $11.2 million or $0.30 per share on a diluted basis. Pro forma results exclude a $1.5 million pretax charge to establish a reserve for the restructuring of redundant office locations. MedQuist's fourth quarter year-over-year revenue growth of 22% was leveraged into 25% EBITDA growth as a result of improved margins due to operational efficiencies related to our "back to basics" initiative.

         At December 31, 2001, MedQuist had more than $135 million in working capital including $86 million in cash. Accounts receivable were $78.4 million and DSO decreased to 65 days, a decrease of three days from last quarter and the lowest level since 1998. The Company had roughly $2 million of debt and shareholders equity was $365 million.

         At this time I will turn the presentation over to John Suender, MedQuist's General Counsel.

         During the conference call management will make forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws, such as market estimates, growth and expansion plans and opportunities, potential revenue and cost synergies, revenue and earnings projections, expected growth rates, and the benefits of new technologies. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from these forward-looking statements is set forth in our periodic reports filed with the SEC, including our Form 10-Q's and Form 10-K for the year ended December 31, 2000 and our form 8-K filed in relation to today's call.

         At this time we would like to open up the call to your questions. Please announce your name before asking your question. Thank you.

MedQuist 12/31/01 Financial Overview
------------------------------------


(US$ in thousands)
                                          Q4-01               Q4-00                                                   12/31/2001
                                          -----               -----                                                   ----------
Revenues                               $109,535              $90,000            Cash and Equivalents                     $86,334
                                                                                Accounts Receivable - Net                 78,429
Cost of Revenues                         80,991               67,247            Other Current Assets                       7,892
% of Revenues                            73.94%               74.72%                                                  ----------
                                                                                Total Current Assets                     172,655
                                                                                PP&E                                      34,167
Gross Profit                             28,544               22,753            Intangible Assets                        167,803
Gross Margin                             26.06%               25.28%            Other Long-Term Assets                    29,412
                                                                                                                      ----------
                                                                                Total Assets                             404,037
Selling, General & Administrative         3,510                2,767
% of Revenues                             3.20%                3.07%            Current Portion of Long-Term Debt          1,067
                                                                                Accounts Payable                           4,562
EBITDA                                   25,034               19,986            Accrued Expenses                          31,323
% of Revenues                            22.85%               22.21%                                                  ----------
                                                                                Total Current Liabilities                 36,952
                                                                                Long Term Debt                             1,088
Depreciation Expense                      4,736                4,018            Other Long-Term Liabilities                1,187
% of Revenues                             4.32%                4.46%            Shareholders Equity                      364,810
                                                                                                                      ----------
Amortization Expense                      2,559                1,868            Total Liabilities and Equity            $404,037
% of Revenues                             2.34%                2.08%

EBIT                                     17,739               14,100
% of Revenues                            16.19%               15.67%

Interest (Income)/Expense                  (427)              (1,223)
Other (Income)/Expense                        0                    0

Pretax Income                            18,166               15,323
% of Revenues                            16.58%               17.03%

Tax Provision                             6,993                5,970
% of Pretax                              38.49%               38.96%

Net Income                               11,173                9,353
% of Revenues                            10.20%               10.39%

Earnings Per Share                        $0.30                $0.25
Shares Outstanding                       37,776               37,243


Notes:
------

Q4-01 excludes $1,467 nonrecurring expense related to restructuring